Code of Ethics

Your obligations at a glance:

1.	Read, understand and acknowledge receipt of this Code of Ethics annually	✓
2.	Comply with the Compliance Manual and Policies, including this Code of Ethics and Personal Trading Rules	✓
3.	Act in an Ethical Manner	✓
4.	Act in Good Faith and in the Clients’ Best Interests	✓
5.	Act Honestly and Fairly and with Respect and Integrity	✓
6.	Use due Skill, Care, Competence, Diligence and exercise Independent Professional Judgment	✓
7.	Adhere to the Rules governing the markets and industry that Abbey Capital operates in	✓
8.	Cooperate with Abbey Capital and the CCO and CRO	✓
9.	Report Risks, Concerns and Conflicts	✓
10.	Report Violations	✓

Personal Trading Rules at a glance:

	Activity	Permitted	Re-Approval Required	Reporting Required
1.	Opening, holding or trading a personal account at or through Abbey Capital	No	N/A	N/A
2.	Trading in Managed Futures	No	N/A	N/A
3.	Trading in Foreign Exchange (other than for personal banking reasons)	No	N/A	N/A
4.	Investing in a fund or account managed by a CTA	No	N/A	N/A
5.	Investing in a Fund managed by Abbey Capital	Yes	Yes	Yes
6.	Trading in securities	Yes	Yes	Yes
7.	Investing in an IPO or ICO	Yes	Yes	Yes
8.	Investing in a private placement, including in a small or family business	Yes	Yes	Yes
9.	Generating other income through an ‘outside business activity’	Yes	Yes	Yes
10.	Trading in crypto currencies	Yes	No	No

All of the above obligations are explained in detail in the below sections of this Code of Ethics.

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

Abbey Capital Limited (“Abbey Capital”) is registered as an Investment Advisor with the U.S. Securities and Exchange Commission (“SEC”), is registered with the U.S. Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”), and is authorized as an Alternative Investment Fund Manager, by the Central Bank of Ireland, under Regulation 9 of the European Union (Alternative Investment Fund Managers) Regulations 2013 (“AIFMD”).

This Code of Ethics must be adhered to by all executive directors and employees (including those on permanent or fixed term contracts), contractors and interns of Abbey Capital, Abbey Capital (US) LLC, and Cavendish Capital Limited (“Abbey Group Staff”) and by all non-executive directors of Abbey Capital, Abbey Capital (US) LLC, and Cavendish Capital Limited (“Non-Executive Directors”).

As a result of the laws and regulations that apply to Abbey Capital, including section 204 of the Investment Advisers Act 1940 (the “Advisers Act”), SEC Rule 17J-1 promulgated under section 17(j) of the Investment Company Act 1940, AIFMD, Part 23 of the Companies Act 2014 and Directive 2003/6/EC of the European Parliament and of the Council of 28 January 2003 on insider dealing and market manipulation (“Market Abuse Directive”), Abbey Capital has adopted this Code of Ethics which is designed to detect and prevent violations of the fiduciary duty, that Abbey Capital and its directors and employees have to its clients, which are the collective investment funds that are managed by Abbey Capital (the “Funds”), to act in the best interests of the Funds and their investors (“Fiduciary Duty”).

In particular, Rule 204A-1 of the Advisers Act requires each registered investment adviser to establish, maintain and enforce a written code of ethics that contains, at a minimum, provisions regarding:

1.	A standard of business conduct required of supervised persons that reflects fiduciary obligations of the adviser and supervised persons.

2.	Compliance with all applicable Federal Securities Laws.

3.	Reporting and review of personal Securities transactions and holdings.

4.	Reporting of violations of the code; and

5.	Distribution of the code and any amendments to each supervised person and a written acknowledgment of their receipt.

Risks

In developing these policies and procedures, Abbey Capital considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

●	Abbey Capital and Abbey Group Staff:

o	do not understand the Fiduciary Duty that they, and Abbey Capital, owe to the Funds.

o	fail to identify and comply with all applicable laws and regulations, including Federal Securities Laws.

o	do not report personal Securities transactions.

o	take inappropriate advantage of their positions at the firm.

o	Do not keep information concerning the identity of securities and financial circumstances of the Funds and their investors confidential.

o	Do not maintain independence in the investment decision-making process at all times.

o	Do not report violations of the applicable laws and regulations, including the Federal Securities Laws, and violation of the Code of Ethics, or the policies and procedures set out in the Compliance Manual, to the CCO and/or appropriate supervisory personnel.

●	Abbey Capital does not provide its Code of Ethics to the Mutual Fund board of directors for initial approval, and within six months of material changes.

●	Abbey Capital does not provide its Code of Ethics and any amendments to all Abbey Group Staff; and

●	Abbey does not retain Abbey Group Staff members written acknowledgements that they received the Code of Ethics and any amendments.

Abbey Capital has established the following guidelines to mitigate these risks.

Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, Abbey Capital, Abbey Group Staff and the Non-Executive Directors must comply with the spirit and the letter of the applicable laws and regulations, including the U.S. Federal Securities Laws and the rules governing the capital markets.

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

Abbey Group Staff and the Non-Executive Directors must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Abbey Capital to comply with all applicable laws and regulations, including the U.S. Federal Securities Laws and (ii) the CCO to discharge her duties under the Code of Ethics and the Compliance Manual.

It is your responsibility to carefully read understand and comply with this Code of Ethics. You are required to annually certify through MyComplianceOffice that you have read the Code of Ethics, upon the commencement of your employment, following any material change, or as otherwise required by Abbey Capital. Abbey Capital’s Chief Compliance Officer (“CCO”) administers the Code of Ethics. If you have any questions, it is your responsibility to contact the CCO. Any acts believed to be in violation of this policy must be reported immediately to the CCO.

Abbey Group Staff must:

1.	Act honestly and fairly and with due skill, care, competence, diligence, respect and integrity in relation to any dealings with the Funds, Fund investors, prospective Fund investors, service providers, and colleagues.

2.	Use reasonable care and exercise independent professional judgment in conducting research within the industry, in making investment decisions and in the general activities undertaken as part of their role with Abbey Capital.

3.	At all times place the interests of Abbey Capital’s clients (the Funds) and the interests of investors in the Funds and the integrity of the market above their own personal interests.

4.	Act in an ethical manner and encourage colleagues to do so, ensuring that Abbey Capital is represented in a professional way that reflects well on themselves and on the industry.

5.	Adhere to the rules governing the markets/industry that Abbey Capital operates in, including the applicable European and United States Federal Securities Laws.

6.	Strive to maintain high standards of professional competence and endeavor to improve their skills and the skills of other colleagues.

7.	Act in good faith and in its clients’ best interests.

8.	Adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, Abbey Capital must act in its clients’ best interests. Abbey Group Staff should notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

In addition to the Funds referenced above, Abbey Capital also provides investment advisory services to Investment Companies regulated under the Investment Company Act of 1940 (the “IC Act”). Abbey Capital is required to maintain policies and procedures to address the management of these clients. Abbey Group Staff may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any Mutual Fund:

●	employ any device, scheme, or artifice to defraud the Mutual Fund;

●	make any untrue statement of a material fact to the Mutual Fund or omit to state a material fact necessary in order to make the statements made to the Mutual Fund, in light of the circumstances under which they are made, not misleading;

●	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Mutual Fund; or

●	engage in any manipulative practice with respect to the Mutual Fund.

Abbey Group Staff are generally expected to discuss any perceived risks, or concerns about Abbey Capital’s business practices, with their direct manager. However, if an Abbey Group Staff member is uncomfortable discussing an issue with their manager, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

Reporting Violations

Improper actions by Abbey Capital or Abbey Group Staff could have severe negative consequences for Abbey Capital, its clients and Fund investors, and Abbey Group Staff. Impropriety, or even the appearance of impropriety, could negatively impact all Abbey Group Staff, including people who had no involvement in the problematic activities.

Abbey Group Staff members must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO/Abbey Capital Board of Directors on the matter. Any problems identified during the review will be addressed in ways that reflect Abbey Capital’s fiduciary duty to its clients.

An Abbey Group Staff member’s identification of a material compliance issue will be viewed favorably by Abbey Capital. Retaliation against any Abbey Group Staff member who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Abbey Group Staff member believes that he or she has been retaliated against, he or she should notify the CCO/CEO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in Abbey Capital’s Compliance Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Abbey Group Staff member’s manager, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject Abbey Group Staff to civil, regulatory or criminal sanctions. No Abbey Group Staff member will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to Abbey Capital’s senior management. If senior management determines that the material violation may involve a fraudulent, deceptive or manipulative act, Abbey Capital will report its findings to the Abbey Capital Board of Directors, and the Mutual Fund’s Board of Directors or Trustees pursuant to Rule 17j-1 under the IC Act.

For the avoidance of doubt, nothing in the Compliance Manual or Abbey Capital’s Whistleblowing Policy prohibits Abbey Group Staff from reporting potential violations of law to the Central Bank of Ireland, or violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, the Commodity Futures Trading Commission, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Abbey Group Staff do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with Abbey Capital to make any such reports or disclosures and do not need to notify Abbey Capital that they have made such reports or disclosures. Additionally, nothing in this policy, prohibits Abbey Group Staff from recovering an award pursuant to a whistleblower program of a U.S. government agency or entity.

Personal Trading

These Personal Trading rules (“Personal Tading Rules”) apply to (1) all “supervised persons” which for the purpose of this policy includes all Abbey Group Staff and Non-Executive Directors; and (2) all “access persons”, as defined under Rule 204A-1 under the Advisers Act, which for the purpose of this policy includes all Abbey Group Staff.

Rule 204A-1 provides that an access person is a supervised person who has access to nonpublic information regarding clients' purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds is also an access person. Essentially, access persons are employees who are in a position to exploit information about client securities transactions or holdings.

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

Family Members:

In addition to the foregoing, under Rule 204A-1 an access person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the access person’s household. In light of this presumption the provisions of the Personal Trading Rules and the reporting requirements detailed below apply not only to securities transactions by Abbey Group Staff but also to their family members with whom they share a household.

Personal Trading Rules:

No Abbey Staff members are permitted to hold accounts at Abbey Capital.

External Futures & FX accounts

●	Abbey Group Staff members are not permitted to hold external futures or FX accounts. Non-Executive Directors are required to obtain prior approval from the CCO, or the CCO’s delegate, the Compliance team, to open or maintain a Futures or FX account with an external broker and copies of all statements must be provided to the CCO, or the CCO’s delegate, the Compliance team.

Investments with Commodity Trading Advisers (“CTA”)

●	Abbey Group Staff members are not permitted to invest in any futures and/or FX fund, or open a futures or FX account, managed by a CTA or owned by a CTA or its holding company.

●	Abbey Capital Staff members are not permitted to trade or invest in shares of any public company that has a direct or indirect beneficial ownership in any CTA that has a relationship with Abbey Capital.

●	Non-Executive Directors must obtain prior approval to invest in any fund, or open an account, managed by a CTA that has a relationship with Abbey Capital (through an allocation made by Abbey Capital to the CTA in relation to one of the Funds), and must, in any event, advise Abbey Capital of investment in any funds managed by, or any accounts opened with, a CTA.

New Issues

●	Rule 204-1(c) provides that Abbey Group Staff members must obtain approval from the CCO, or the CCO’s delegate, the Compliance team, before they can directly or indirectly acquire beneficial ownership in any security in an Initial Public Offering (offering of securities registered under the Securities Act of 1933), Initial Coin Offering, or a limited offering (private placements).

Management of Conflicts - Staff Investments in Funds managed by Abbey Capital

●	Abbey Group Staff and Non-Executive Directors are required to comply with Abbey Capital’s Conflicts of Interests Policy, Code of Ethics, and Personal Trading Rules, when making an investment in, or a redemption from, any Fund managed by Abbey Capital.

●	Abbey Group Staff and Non-Executive Directors must follow the process set out in the “Personal Trading Procedure – Staff Investments in Abbey Products” procedure. Abbey Group Staff must also complete the Attestation in that procedure document prior to investing in or redeeming from (or instructing an investment in or redemption from) a Fund, with respect to any investment that they have beneficial ownership of, including investments by certain family members in their household.

External Securities accounts

●	Abbey Group Staff members are required to advise Abbey Capital of any securities accounts (which include ETF accounts) that they have already set up, that they intend to set up, or that they have beneficial ownership of. Transactions and holdings in cryptocurrencies are not required to be disclosed. For the avoidance of doubt, opening Financial Spread Betting accounts and trading in Contracts for Difference (as such terms are defined in Appendix 1) is prohibited.

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

●	The name of the brokerage company where the account is to be maintained must also be provided to Abbey Capital.

●	Prior approval from the CCO or the CCO’s delegate, the Compliance team, is required before new accounts can be set up (or for existing accounts to be maintained).

Quarterly Transaction Reports for external securities accounts

●	Once approval is obtained and the account is set up (or continued) the relevant Abbey Group Staff member is required to ensure that a transaction report is provided on a quarterly basis, no later than 30 days after the end of the calendar quarter, to the CCO, or the CCO’s delegate, the Compliance team, detailing the transactions for the relevant quarter in relation to that Abbey Staff member’s securities holdings / positions. This report is not required if the Abbey Staff member has no direct influence or control over the account (i.e. mutual funds or other accounts over which the staff member has no discretion) however, the CCO, or the CCO’s delegate, the Compliance team, may require an Abbey Staff member to provide further information on any such accounts in order to confirm that no direct influence or control exists in the specific instance. Quarterly transaction reports should be submitted through MyComplianceOffice.

Initial and Annual Holdings for external securities accounts

●	Abbey Group Staff members are required to provide on joining and on an annual basis thereafter a Holding Report detailing any securities they have direct or indirect beneficial ownership of, the amount of the security, and the name of the broker dealer/bank, etc. where held. Initial holdings: Abbey Group Staff members must submit an Initial Holdings report no later than 10 days after employment or within 30 days following the end of a fiscal year. The information must be current and as of a date no more than 45 days prior to the date of employment or the end of a particular fiscal year. In addition, Abbey Group Staff members must complete and sign an Annual Holdings report through MyComplianceOffice annually within ~~30 days of 31st December each year.~~ Initial and annual holdings reports should be submitted using MyComplianceOffice.

Non-Executive Directors:

●	Non-Executive Directors are required to advise the CCO or the CCO’s delegate, the Compliance team, Compliance if they have securities accounts, approval is not required, and are required to provide quarterly confirmations that they have not personally benefited from non-public information in purchasing or selling any security for such account during the period.

Recordkeeping and Reporting:

●	The CCO or the CCO’s delegate, the Compliance team, shall ensure all records required per this policy are maintained, including records of all reportable brokerage accounts statements for Abbey Group Staff.

●	The CCO shall report any material information or any policy breaches to the Abbey Capital Board, either through the quarterly compliance report submitted to the Abbey Capital Board, or immediately if required.

●	The CCO shall advise the Central Bank of Ireland and any other relevant regulatory body of any suspicious activity and request explanation from the account holder.

Public Companies:

For supervision purposes Abbey Capital requires Abbey Group Staff members and Non-Executive Directors to adhere to the following:

●	Provide information to the CCO or the CCO’s delegate, the Compliance team, on any relationships with public companies (where such relationship is an advisory function or a directorship, or a form of employment). Public companies are those whose shares are listed on an exchange; and confirm that they have read the Companies Act 2014, as amended, which is available upon request to all Abbey Group Staff members and Non-Executive Directors by Abbey Capital.

Inside Information:

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In compliance with section 204 of the Advisers Act and the Market Abuse Directive, Abbey Capital has established, maintains and enforces the following written policy designed to prevent Abbey Capital or any Abbey Group Staff member or Non-Executive Director of Abbey Capital from misusing material, nonpublic information.

Abbey Group Staff members and Non-Executive Directors are absolutely prohibited from trading personally, or on behalf of others (such as the Funds), on the basis of material non-public information.

“Material” means there is a substantial likelihood that a reasonable investor would consider it important in making their investment decision. “Non-Public information” means information that is not generally available to the investing public. Inside information generally relates to information of a precise nature which has not been made public, relating, directly or indirectly, to one or more issuers of financial instruments or to one or more financial instruments and which, if it were made public would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. Use of inside information includes the acquisition or disposal of financial instruments by a person who knows, or ought to have known, that the information possessed is inside information.

The following information that could be obtained by Abbey Group Staff members could be considered inside information:

●	Information regarding trades in financial instruments that individual traders have made – trade instructions to brokers are not pubic information;

●	Information in relation to traders, if the trader is a listed company, or if the information involves a listed company;

●	Information in relation to investors or distributors which involves listed companies;

●	Client information in relation to the Funds and their investors, including confidential information contained in Fund agreements, subscription documents or information provided to an Abbey Group Staff or a Non-Executive Director in relation to an investor;

●	Information received (in error or by means of a ‘tip’) from a relationship broker or financial institution or public company in the course or meetings or discussions etc.

Rules:

●	Prior to executing any trade for a personal account or on behalf of other (such as a Fund), Abbey Group Staff members must consider if they have material non-public information in relation to the securities.

●	Abbey Group Staff members that may have such material non-public information, must report the information and the intended trade immediately to the CCO. The Abbey Group Staff member must not execute the trade or communicate the information to any other person (other than the CCO).

●	The trade may only be executed if the CCO determines that the information is not material non-public information.

Sanctions:

Insider trading is serious offence. In addition to any disciplinary action that Abbey Capital may take, including termination of employment, penalties for persons convicted of insider trading include civil sanctions and criminal sanctions (up to 20 years in prison; €5,000,000, for individual employees and up to $25,000,000, for a company).

Version Control

Version	Nature of Amendment	Reviewed by	Approved By	Date of Approval
1.1	Update to existing policy	CCO	Abbey Capital Board	09/2020
1.2	Update to existing policy	CCO	Abbey Capital Board	21/12/2021
1.3	Update to existing policy to incorporate Code of Ethics and Personal Trading policy into one policy	CCO	Abbey Capital Board	20/12/2022

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com

Appendix 1

* Financial Spread Betting:

Financial spread betting is an alternative to the traditional method of share investing. The underlying asset is not purchased, instead the investor is betting on whether an asset (share etc) will rise or fall. There are a range of markets (shares, indices, commodities and FX). When you open an account and trade, you are risking a certain amount for every point that the share, or index etc moves. The risk is an adverse price movement and the size of the risk is amplified by leverage.

Contracts for Difference

Contracts for Difference (CFD) is an agreement, between you and the broker, to exchange the difference in the value of a particular share between the time at which the contract is opened and the time at which it is closed. Each CFD corresponds to an individual share, index or commodity, and it mirrors the ups and downs of the corresponding share. Unlike share trading you don’t take ownership of the share and you are only required to put up a small portion of the funds to trade against the total value of the position.

The key risk associated with this type of trading is adverse price movement (amplified by leverage). You are using a small amount to gain exposure to a much larger position. As with a future, you are placing ‘margin’ on deposit in order to gain exposure to the value of the trade. The amount of margin you have to place depends on how volatile the underlying share is, and your margin requirement changes over time. As we all know from the industry we work in, while leverage can magnify gains, it also magnifies losses.

The losses associated with CFDs and spread betting, are not necessarily limited to the amount that has been invested (in other words the investor can lose more the amount initially invested to trade).

Private & Confidential.	1–2 Cavendish Row	T. +353 1 828 0400	info@abbeycapital.com
Past results are not indicative of future results.	Dublin 1, Ireland	F. +353 1 828 0499	abbeycapital.com